

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2010

Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, AZ

> **Re: Tempco, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2010**
> **File No. 001-10320**

Dear Mr. Schloz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2, page 5

1.   Please expand the disclosure under Proposal No. 2 to reference what in your bylaws, articles of incorporation or other governing documents permits you to change your corporate name to another name to be selected by you at a later date without shareholder approval at that time. In your response letter, explain how the "blank check" authority the board seeks with respect to a future selection of a corporate name is consistent with the statutory requirements of Nevada. Please cite us to the provisions of law that enable the corporation to amend the articles in this manner.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel